Delisting Determination,The Nasdaq Stock Market, LLC,
July 28, 2009, Biopure Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Biopure
Corporation (the Company), effective at the opening of the trading session on August 7, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5550(b), 5100, 5110(b) and IM-5100-1. The Company was
notified of the Staffs determination on July 13, 2009 and July 17, 2009. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 22, 2009.